

FOIA Confidentiality Request

wematch.live

January 27, 2025

Vanessa Countryman, Secretary
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

VIA Hand Delivery

Dear Ms. Countryman:

On July 23, 2024, Wematch.Live LLC (the "Applicant" or "Wematch") submitted electronically to the U.S. Securities and Exchange Commission ("SEC" or "Commission") an application on Form SBSEF (together with each exhibit thereto, the "Initial SBSEF Submission;" together with this amended submission, as amended, the "SBSEF Submission") to operate as a Security-Based Swap Execution Facility pursuant to Regulation SE. The cover sheet to the Initial SBSEF Submission reflected that Wematch requested confidential treatment, and in connection with the Initial SBSEF Submission Wematch submitted a cover letter ("Initial Letter;" together with this letter, the "Cover Letter") in the form of an application for confidential treatment pursuant to 17 CFR 240.24b-2(b) and 17 CFR 242.808(b).

By this letter, Wematch would like to amend its Initial SBSEF Submission to include the representation below and amend the following exhibits to its Initial SBSEF Submission: Exhibit I, Financial Resources, Exhibit L, Core Principles, Exhibit M-1, Rulebook and Exhibit 0-1, the Written Supervisory Procedure Manual. With the exception of these Exhibits, all of the other Exhibits filed on July 23, 2024, have not been modified, are the same as filed with the Initial SBSEF Submission and continue to form part of our SBSEF Submission.

Wematch agrees that it will have a fully operational automated surveillance system in compliance with Core Principle 2 of Regulation SBSEF (17 CFR 242.819) by the date that is 90 calendar days after approval of its application is published (such 90th calendar date, the "Surveillance Compliance Date") and by the Surveillance Compliance Date this system will include the backloading of trades executed on the platform from the date that is thirty calendar days after the approval order is published.

Wematch would also like to confirm its requests for confidentiality treatment made in the Initial Letter. Wematch understands that specified parts of its SBSEF Submission may be made public on the Commission's website, and hereby requests non-disclosure by the Commission of the particular documents or portions of documents listed in Appendix A. Notwithstanding this request, Wematch consents to the Commission furnishing of the confidential portion to other government agencies, offices or bodies and to the Congress.

Separately, Wematch confirms its request made in the Initial Letter that the SEC afford confidential treatment for a ten-year period under the Freedom of Information Act ("FOIA") to this letter and the enclosed documents, and that the Cover Letter and the enclosed documents not be disclosed pursuant to a request under FOIA. The Cover Letter and the enclosed document are exempt from disclosure under FOIA because, among other reasons, disclosure of the letter and the enclosed documents would reveal Wematch's confidential commercial or financial information.

The Cover Letter has been marked with the legend "FOIA Confidentiality Request." Appendix A hereto lists the portions of the SBSEF Submission that are the subject of this request for confidential treatment, and are marked "Confidential Treatment Requested by Wematch" in support of both Wematch's CFR 240.24b-2(b)(1) request and Wematch's request for confidential treatment under the SEC's FOIA regulations, 17 CFR 200.83(c)(2).

It is my understanding that, should anyone request access to the Cover Letter or the enclosed documents, the SEC will promptly notify me and should no other ground appear to exist which would justify the withholding of such information, I will have ten business days in which to submit substantiation of this request for confidentiality under FOIA. If any further steps are required to secure confidential treatment of this letter and the enclosed documents, please notify me. I can be reached at Ed Hochstadter, ed.hochstadter@Wematch.live.

Please do not hesitate to contact me if I can provide additional information in support of this application for confidential treatment.

Sincerely,

Edward Hochstater
CEO @Wematch.live

Cc via Email:
        U.S. Securities and Exchange Commission
        Division of Trading and Markets
        tradingandmarkets@sec.gov

Cc via U.S Mail:
        Office of Freedom of Information and Privacy Act Operations
        U.S. Securities and Exchange Commission
        100 F Street, NE., Washington, DC 20549

Exhibit	Particular Portion to Remain Confidential	Analysis and Applicable FOIA Exemption(s)	Time Period Requested
A	Information regarding the fact and percentages of ownership by JPMC Strategic Investments I Corporation and Deutsche Borse Aktiengesellschaft.	This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	Indefinite
B	Entire document	The names of listed individuals and their employment history are non-public information, and disclosure could compromise their personal privacy (Exemption 6).	Indefinite
F	Entire document	The names of listed individuals and their employment history are non-public information, and disclosure could compromise their personal privacy (Exemption 6).	Indefinite
G-1	Entire document	The terms of Wematch's Operating Agreement are not known to anyone other than its owners. This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	Indefinite
I and I-1	Entire document	Details of Wematch's current capitalization, revenue, and operating costs are sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	5 years
K	Entire document	Details of Wematch's fee structure are sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	5 years
M-2	Entire document	Wematch's User Guide contains proprietary information on the operation of Wematch's platform and core systems. This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	Indefinite
N-1 to N-11	Entire documents	Wematch's agreements with vendors or affiliates contain the details of its business structure and ability to serve	5 years

		customers. This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	
Q	Entire document	This summary contains proprietary information on the operation of Wematch's platform and core systems. This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	Indefinite
O-3	Entire document	Wematch is a privately-held entity that does not make public the details of its business operations. This is sensitive commercial information that, if disclosed to competitors, could cause harm to Wematch and its owners (Exemption 4).	5 years